June 26, 2023

VIA EDGAR AND FEDEX OVERNIGHT

Claudia Rios

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Phoenix Capital Group Holdings, LLC
Post-Qualification Amendment No. 2 to Form 1-A
Filed May 26, 2023
File No. 024-11723

Dear Ms. Rios:

This letter is submitted on behalf of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (the “Issuer”). We are submitting this following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated June 22, 2023 (the “Comment Letter”) to the Issuer’s Post-Qualification Amendment to Offering Statement on Form 1-A filed on May 26, 2023 (“Amendment No. 2”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission.  Page references contained herein refer to the Issuer’s Post-Qualification Amendment to Offering Statement on Form 1-A filed on June 26, 2023 (“Amendment No. 3”), concurrently with the filing of this letter.

For ease of reference, each of the Staff’s comments contained in the Comment Letter is reprinted below in bold and is followed by the corresponding response of the Issuer.

Cover Page

1.

You disclose that as of May 25, 2023, you have sold $74,945,000 of bonds, and that if you sell the entirety of the amount left to be sold under this offering circular, you will have sold an aggregate of $85,624,000 of bonds pursuant to this offering. We also note your statement in Part I of the Offering Statement that you have sold unsecured notes in the amount of $64,321,000.00 in accordance with Regulation A. With a view toward disclosure, please tell us the amount of bonds sold in the past 12-months and why you believe that the offer and sale of an additional $10,679,000 of bonds would not exceed the maximum amount allowable under Regulation A. As necessary, your response should address when the bonds were sold, in what amounts, and whether they were sold pursuant to Regulation A or Regulation D.

Securities and Exchange Commission

June 26, 2023

Issuer’s Response:

The Issuer’s Regulation A offering statement was qualified on December 23, 2021, and the Issuer commenced its offering of Bonds (the “Regulation A Offering”) on such date (the “Commencement Date”). As of May 25, 2023, when it filed its Amendment No. 2, the Issuer had sold $74,987,000 (please note, the Issuer adjusted its calculation to come to this corrected number) in gross proceeds of Bonds pursuant to its Regulation A Offering. Please note that the Issuer determined after filing of Amendment No. 2 that it had sold an additional $42,000 in gross proceeds prior to filing Amendment No. 2. The Issuer has not sold any Bonds since the date of filing of its Amendment No. 2, and has not offered or sold any securities under Regulation A other than the Bonds.

From the Commencement Date until June 23, 2022, which date is over 12 months in the past, the Issuer sold $14,118,000 in gross proceeds of Bonds. Rule 251(a)(2) provides that with respect to an issuer of securities relying on the exemption provided by Tier 2 of Regulation A, the sum of the issuer’s aggregate offering price plus its aggregate sales made under Regulation A in the prior twelve months. The issuer has filed Amendment No. 3 to “add back” the securities sold prior to the date that is one (1) year ago. The issuer would not violate Rule 251(a)(2) in this scenario because no more than $75,000,000 of securities would be sold in a 12-month period. This Amendment No. 3 clarifies that the amount of Bonds offered to be sold pursuant to this Amendment is equal to the amount of Bonds that were sold over 12-months on or prior to June 22, 2022. Please see the issuer’s revised disclosure on the cover page of the offering circular in respect thereof. Therefore, the Issuer will not exceed the maximum amount allowable under Regulation A because the Issuer’s aggregate offering price of $14,131,000 set forth in Amendment No. 3 is solely an amount of Bonds that is equal to the amount of Bonds sold prior to June 22, 2022 plus the remainder of the initial offering amount, $13,000.

Additionally, in the past twelve months, we have offered and sold $175,834,000 in gross proceeds of unsecured debt securities pursuant to the exemption from registration under Rule 506(c) of Regulation D. These securities have been sold in three different Rule 506(c) offerings, one of which remains ongoing. Our ongoing Rule 506(c) offering of $300,000,000 in unsecured bonds (the “Reg D Bonds”) commenced in December 2022, and, as of June 22,2023, we have $163,033,000 remaining of Reg D Bonds to be sold. As discussed below, the Issuer does not believe that any of its offers and sales under Regulation D should be integrated with the Issuer’s Regulation A Offering, and, therefore, the issuance of such securities should not affect the Issuer’s compliance with the $75,000,000 cap on Regulation A offers and sales in a twelve-month period.

Based upon the foregoing, the Issuer believes that the offer and sale of an additional $14,131,000 Bonds in the Issuer’s Regulation A Offering would not exceed the maximum amount allowable under Regulation A.

Offering Circular Summary, page 5

2.

We note your disclosure that you may extend this offering beyond December 23, 2024 for two additional one-year periods. Note that under Rule 251(d)(3)(i)(F), securities may be offered in an amount that at the time of qualification is reasonably expected to be offered and sold within two years, even though the offering statement may be used for up to three years if it meets the conditions of the rule. As it appears that your offering may extend beyond three years, please revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.

Securities and Exchange Commission

June 26, 2023

Issuer’s Response:

The Offering Circular has been updated to expire on the earliest of: (i) the date we sell the Maximum Offering Amount; (ii) December 23, 2024; or (iii) such date upon which we determine to terminate the offering, in our sole discretion. The Issuer will not have the right to extend the offering beyond three years. Please see Issuer’s revised disclosure at page 5 and elsewhere in Amendment No. 3.

Use of Proceeds, page 18

3.

Please provide all disclosure required by Item 6 of Part II of Form 1-A with respect to the use of proceeds. For example, please state the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. In that regard, we note your disclosure in the narrative regarding the use of proceeds for continued acquisitions of mineral rights and nonoperated working interests, as well as additional asset acquisitions. However, the amount intended to be used for each such purpose is not described in the Use of Proceeds table.

Issuer’s Response:

Please see the Issuer’s revised disclosure on page 18 of Amendment No. 3.

Broker-Dealer and Compensation We Will Pay for the Sale of the Bonds, page 22

4.

We note disclosure in your post-qualification amendment filed on December 23, 2022 that you terminated your engagement with Dalmore Group, LLC as of July 22, 2022. Please describe the circumstances under which you decided to re-engage with Dalmore Group and describe material differences in the compensation payable under your new arrangement, if any.

Issuer’s Response:

The Issuer engaged the Dalmore Group as its broker-dealer when it launched its Regulation A Offering on December 23, 2021. The Issuer initially utilized the functionality of Dalmore Group’s investment platform when it launched its Regulation A offering in December 2021, then briefly separated from the Dalmore Group when the issuer launched its own document delivery, investor intake and processing platform in July of 2022. However, in early 2023 the Issuer determined that in order to grow its ability to market its securities, it would need to pay transaction-based compensation. Resultingly, the Issuer reengaged Dalmore Group in March of 2023 to utilize Dalmore’s robust broker-dealer services and support to enable the payment of sales compensation, and certain of the Issuer’s personnel, including Mr. Willer, our Managing Director, Capital Markets, have become FINRA licensed registered representatives of Dalmore. Upon Dalmore’s reengagement, we agreed to pay them a broker-dealer fee of 4.5%, a portion of which is reallowed to the registered representatives.  The current 4.5% maximum broker-dealer fee represents a 3.5% increase over the 1% broker-dealer fee from the initial offering, which results entirely from the inclusion of sales compensation to registered representatives of Dalmore. Please see Issuer’s revised disclosure on the cover page and page 22 of the Amendment No. 3.

Securities and Exchange Commission

June 26, 2023

Description of Bonds, page 39

5.

Please revise your disclosure to state clearly the aggregate amount of the bonds and unsecured notes you have sold pursuant to Regulation D and expand your disclosure to delineate the amount of bonds and unsecured notes offered and sold in each Regulation D offering. In addition, please provide a legal analysis as to why you believe the offer and sale of these securities and the offer and sale of securities pursuant to this offering statement are not part of one integrated offering.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 6 and 32 of Amendment No. 3.

Beginning in July 2020, the Issuer has made a total of six unregistered offerings, all of debt securities.  Four of such offerings have been undertaken in reliance on Rule 506(c) of Regulation D, one in reliance on Rule 506(b), and the offering made in reliance on Regulation A (the “Regulation A Offering”).  As further described below, the Issuer does not believe any of the Regulation D offerings and the Regulation A Offering should be integrated based upon Rule 152.   Other than with respect to the Issuer’s initial exempt offering made pursuant to Rule 506(b) as described below, the Issuer is relying upon the general principle of integration set forth in Rule 152(a)(2) in making the determination that the offerings should not be integrated.

The Issuer commenced its initial unregistered offering in July of 2020 under Rule 506(b) of Regulation D.  The maximum offering amount was $4,000,000 and the Issuer offered unsecured notes with maturity dates ranging from one (1) year to four (4) years and interest rates ranging from 6.5% to 15%.  The Issuer terminated its Rule 506(b) offering in September of 2020 after having sold $2,958,695 in the unsecured notes. The 506(b) offering was made solely to accredited investors with substantive pre-existing relationships with the Issuer. The 506(b) offering was terminated more than 30 calendar days prior to the sale of securities pursuant to the Reg A Offering; therefore, pursuant to Rule 152(b)(1), the 506(b) offering and the Reg A Offering should not be treated as one integrated offering.

The Issuer commenced its first 506(c) offering on October 22, 2020 (the “Initial 506(c) Offering”). The Issuer offered unsecured notes in maximum offering amount of $6,000,000 with maturity dates ranging from one (1) year to four (4) years and annual interest from 6.5% to 15%.  The Issuer terminated its Initial 506(c) Offering in December 2021 concurrent with the initial qualification of the Reg A Offering and prior to the commencement of sales under the Reg A Offering.  The Issuer sold securities in the Initial 506(c) Offering solely to accredited investors and took reasonable steps to verify such investors met the definition of accredited investor. The Issuer did not issue any offering materials for the Initial 506(c) Offering that contained any material terms of the Reg A Offering, and the Issuer did not make any solicitations of interest under Rule 255 of Regulation A prior to the qualification of the Issuer’s Offering Statement in December 2021.  Further, other than information the Issuer believes material to investors evaluating the Regulation A Offering, such as the amount of securities sold in the Initial 506(c) Offering, the maturity terms of the securities, and their interest rates, the Issuer has not included information regarding the Initial 506(c) Offering in any of its offering materials for the Regulation A Offering and does not believe the inclusion of such limited information should be considered inclusion of “information about the material terms of a concurrent offering under another exemption” under Rule 152(a)(2).  However, there are no restrictions on communications or required legends in a Rule 506(c) offering, so even if any of the Issuer’s offering materials for its Regulation A Offering are considered to include about the material terms of the Initial Rule 506(c) Offering, the Issuer would still be in compliance with the requirements of Rule 152(a)(2).

Securities and Exchange Commission

June 26, 2023

The Issuer commenced its second 506(c) offering in early July of 2022, offering up to $150,000,000 of unsecured notes ranking pari passu with the Bonds and having an interest rate of 11% per annum and a five-year term (the “Second 506(c) Offering”). The Issuer sold $24,488,000 of unsecured notes in the Second 506(c) Offering prior to the termination of the Second 506(c) Offering in December 2022 concurrent with the launch of the Fourth 506(c) Offering (as defined below). The unsecured notes sold in the Second 506(c) Offering were sold solely to accredited investors for whom the Issuer took reasonable steps to verify their status as accredited investors.

The Issuer began selling Bonds under the third 506(c) offering on July 22, 2022 (the “Third 506(c) Offering”). The maximum offering amount was $25,000,000 with a nine (9) month maturity and interest rates of 8% or 9%; as of June 22, 2023, the Issuer sold approximately $14,400,000 of unsecured notes in the Third 506(c) Offering prior to the termination of the Third 506(c) Offering in December 2022 concurrent with the launch of the Fourth 506(c) Offering (as defined below). The unsecured notes sold in the Third 506(c) Offering were sold solely to accredited investors for whom the Issuer took reasonable steps to verify their status as accredited investors.

The Issuer began selling unsecured bonds under its fourth 506(c) offering on January 12, 2023 (the “Fourth 506(c) Offering”). The Fourth 506(c) Offering replaced both the Second 506(c) Offering and Third 506(c) Offering. The maximum offering amount of the Fourth 506(c) Offering is $300,000,000. The unsecured Bonds sold in the Fourth 506(c) Offering have nine (9) month to seven (7) year maturities and interest rates from 8% to 12%. As of June 22, 2023, the Issuer had sold approximately $127,400,000 of unsecured bonds under the Fourth 506(c) Offering. The unsecured bonds sold in the Fourth 506(c) Offering thus far were sold solely to accredited investors for whom the Issuer took reasonable steps to verify their status as accredited investors. The Issuer intends for all subsequent sales of unsecured bonds in the Fourth 506(c) Offering to comply with the requirements of Rule 506(c).

The Second 506(c) Offering, Third 506(c) Offering and Fourth 506(c) Offering have each, during their pendency, been offered and advertised publicly concurrent with the Regulation A Offering. Resultingly, we have analyzed such offerings collectively for purposes of compliance with Rule 152(a)(2). First, as a preliminary matter, we do not view the Issuer has having made any solicitation of interest communications prior to the qualification of the offering statement within the meaning of Rule 255. The Issuer’s Second, Third and Fourth 506(c) Offerings (the “Concurrent 506(c) Offerings”) all commenced subsequent to the qualification of the Issuer’s Offering Statement in December 2021, so, to the extent the offering materials for any of the Concurrent Reg D Offerings contained information on the material terms of the Regulation A Offering, the legend requirements of Rule 255 would not apply.

Securities and Exchange Commission

June 26, 2023

The Issuer has conducted its Regulation A Offering and the Concurrent 506(c) Offerings using public advertising, primarily through social media channels. The social media advertising, including FaceBook and YouTube, has been generic advertising of the Issuer’s various then current debt offerings, without reference to any specific material terms other than in certain instances the maximum interest rate on then currently offering debt securities. The Issuer has also used other digital and print advertising in a similar manner. The Issuer’s advertising directs potential investors to the Issuer’s website where they can view certain limited information regarding each offering, including the various maturity terms and interest rates associated with our various offered debt securities. They can also ask to learn more about the Issuer’s Regulation A Offering or then current Rule 506(c) offering. The Issuer’s landing page for potential investors includes links to where the then current final offering circular (as well as applicable Reg D PPMs) may be reviewed. To the extent any Rule 506(c) offering materials contain information on the material terms of the Regulation A Offering within the intent of Rule 152(a)(2), the delivery of the offering circular via these links enables the Issuer to comply with the offering circular delivery requirements of Rule 251(d)(1)(iii). In addition to the written materials available on its website, the Issuer routinely conducts prospective investor webinars with regard to the Issuer’s business, its Regulation A Offering and the applicable Concurrent 506(c) Offering. The powerpoint presentation used in each webinar includes a link to offering circular in order to comply with Rule 251(d)(1)(iii).

The Issuer does not believe any prospective investor would receive any other offering materials without either passing through the Issuer’s investor page on its website or viewing a webinar and contacting the Issuer for the materials. As a result, the Issuer believes it has complied with Rule 251(d)(1)(iii) with respect to offering materials delivered to a prospective investor, whether such offering materials were focused on the Regulation A Offering or a Concurrent 506(c) Offering. Other than the requirements of Rules 251 and 255, there are no restrictions on communications made under Regulation A (other than generally applicable anti-fraud statutes and regulations), and, as set forth above, the Issuer believes it has complied with each such Rule. Therefore, the Issuer respectfully submits that the Regulation A Offering and the Concurrent 506(c) Offerings should not be integrated pursuant to Rule 152(a)(2).

Manager and Executive Officers, page 47

6.

Please clarify whether your manager and executive officers have prior or current involvement with other mineral and leasehold acquisition companies. If so, please disclose the company names and describe your manager and executive officers' relationships with each company. Please also include a risk factor discussing potential conflicts of interest arising from current separate business endeavors, if any.

Issuer’s Response:

The issuer has added disclosure with respect to the name and involvement with other mineral and leasehold companies of the Issuer’s manager and executive officers on pages 47 - 48 of Amendment No. 3. Other than as such biographical information is revised, none of the issuer’s manager or executive officers have had any involvement with another mineral or leaseholder company within the past five years. To the knowledge of the Issuer, the Issuer’s manager and executive officers do not have any current separate business endeavors that would create a conflict of interest with the Issuer, or any executive officer or manager. For the foregoing reason, the Issuer believes a risk factor on conflicts is not necessary.

Securities and Exchange Commission

June 26, 2023

Compensation of Directors, page 49

7.	Please revise to disclose the period for which the executive compensation disclosure is presented.

Issuer’s Response:

Please see Issuer’s revised disclosure at page 49 of Amendment No. 3.

Signatures, page 55

8.

Please revise your signature page to conform to the requirements of Instruction 1 to the Signatures section of Form 1-A. In this regard, please include the signature block required for the officer signing the offering statement on behalf of the issuer and separately include the signature blocks for your principal executive officer, principal financial officer, principal accounting officer, and a majority of board members in accordance with Instruction 1.

Issuer’s Response:

Please see Issuer’s revised signature page at Page 60 of Amendment No. 3.

Index to Financial Statements

Notes to the Consolidated Financial Statements

Note 3. Oil and gas properties, page F-13

9.

Please revise your disclosure to include the information, as applicable, in FASB ASC 932-235-50-3 through 50-36 for the fiscal years ended December 30, 2021 and 2022, to comply with Item 302(b) of Regulation S-K, applicable via Part 1 Item 11(h) of Form S-1 and Parts II(a)(1)(ii) and F/S(c)(1) of Form 1-A. For additional guidance, refer to the examples of the presentation formats that may be used to disclose the required information shown in FASB ASC 932-235-55-1.

Issuer’s Response:

Please see the Issuer’s revised supplemental schedules to its 2021 and 2022 annual financial statements set forth on pages F-57 and F-58 of Amendment No. 3.

Please feel free to contact me at (804) 823-4041  for any questions or comments related to this letter.

Very truly yours,

/s/ T. Rhys James T. Rhys James, Esq.

cc:	Lindsey Wilson
Curtis Allen